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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of January 2000

                               ANSALDO SIGNAL N.V.
                               -------------------
             (Exact name of registrant as specified in its charter)




                             Schiphol Boulevard 267
                                1118 BH Schiphol,
                                 The Netherlands

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F     X                           Form 40-F


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

      Yes                                       No     X

This document contains 7 pages. The exhibit index is located on page 2.


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                                  EXHIBIT INDEX


                       Description                                Page No.
                       -----------                                --------
--------------------------------------------------------------------------------
1.        Letter, dated January 24, 2000, from Ansaldo
Trasporti S.p.A. ("ATR") to the Company, setting forth
the terms and conditions of a proposed tender offer by
ATR for all of the publicly-held outstanding Common                  4
Shares of the Company.
--------------------------------------------------------------------------------

2.        A press release of the Company, dated January
24, 2000, announcing receipt of offer from Ansaldo
Trasporti S.p.A. to acquire remaining equity interest in             6
the Company.
--------------------------------------------------------------------------------

3.        A press release of the Company, dated January
24, 2000, announcing the appointment of an independent
committee of the Supervisory Board of the Company to
evaluate the proposed tender offer by ATR.                           7
--------------------------------------------------------------------------------


                                       2

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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ANSALDO SIGNAL N.V.

Date:  January 24, 2000           By:   /s/ James N. Sanders
                                      ----------------------------------
                                      Name: James N. Sanders
                                      Title: Chief Executive Officer


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